Exhibit 12.1

NORTHWEST AIRLINES CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Three months ended September 30			Nine Months Ended September 30
	2002		2001	2002	2001
Earnings:

Income before income taxes	$(73)		$25	$(475)	$(340)
Less: Income from less than 50% owned investees	11		8	36	25
Add:
Rent expense representative of interest (1)	62		60	184	177
Interest expense net of capitalized interest	95		86	281	237
Interest of mandatorily redeemable preferred security holder	7		6	19	19
Amortization of debt discount and expense	4		3	12	9
Amortization of interest capitalized	1		1	4	3

Adjusted earnings	$85		$173	$(11)	$80

Fixed charges:

Rent expense representative of interest (1)	$62		$60	$184	$177
Interest expense net of capitalized interest	95		86	281	237
Interest of mandatorily redeemable preferred security holder	7		6	19	19
Amortization of debt discount and expense	4		3	12	9
Capitalized interest	6		6	19	23

Fixed charges	$174		$161	$515	$465

Ratio of earnings to fixed charges	—	(2)	1.07	— (2)	—	(3)

(1)               Calculated as one-third of rentals, which is considered representative of the interest factor.

(2)               Earnings were inadequate to cover fixed charges by $89 million and $526 million for the three and nine months ended September 30, 2002, respectively.

(3)               Earnings were inadequate to cover fixed charges by $385 million for the nine months ended September 30, 2001.